Xg

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 2 7 2015
WASH, D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Capital Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1220 Pontiac Avenue
(No. and Street)

Cranston	R.I.	02920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barry Misbin 401-943-2210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cayer Caccia, LLP
(Name – *if individual, state last, first, middle name*)

931 Jefferson Blvd., Ste 2007	Warwick	R.I.	02886
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessio[ns]

15048056

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/10

OATH OR AFFIRMATION

I, Barry Misbin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Capital Group Securities, Inc., as of December 31, 2014, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Lisa Sassi exp 11.10.15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CAPITAL GROUP SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2014

Cayer Caccia

Cayer Caccia, LLP | *Certified Public Accountants and Business Consultants*

SEC MAIL PROCESSING
RECEIVED
FEB 27 2015
WASH., D.C.
194 SECTION

THE CAPITAL GROUP SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED
DECEMBER 31, 2014

THE CAPITAL GROUP SECURITIES, INC.

TABLE OF CONTENTS

Cayer Caccia

Gerard R. Cayer
CPA, MST

Mark V. Caccia
CPA, MST

Donna T. Caccia
CPA, MST, CFP™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
The Capital Group Securities, Inc.
Cranston, Rhode Island

We have audited the accompanying financial statements of The Capital Group Securities, Inc. (a Rhode Island S-Corporation) (the Company) which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Capital Group Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of The Capital Group Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I, II, III, and IV has been subjected to audit procedures performed in conjunction with the audit of The Capital Group Securities, Inc.'s financial statements. The supplemental information is the responsibility of The Capital Group Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cayer Caccia, LLP

February 25, 2015

Cayer Caccia, LLP | *Certified Public Accountants and Business Consultants*
931 Jefferson Boulevard, Suite 2007, Warwick, RI 02886 | Phone: (401) 732-8900 | Fax: (401) 732-8920 | www.cayercaccia.com

THE CAPITAL GROUP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Current assets:	
Cash and cash equivalents	$ 20,854
Deposits with clearing organization	28,766
Commissions receivable	132,036
Total current assets	181,656
TOTAL ASSETS	$181,656

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accounts payable	$ 8,300
Total current liabilities	8,300
Stockholders' equity:	
Common stock, no par value, authorized 2,000 shares, issued and outstanding 100 shares	50,000
Additional paid-in-capital	52,000
Retained earnings	71,356
Total stockholders' equity	173,356
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$181,656

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2014

Revenue:	
Commission income	$976,267
Expenses:	
Compensation	610,000
Administrative and occupancy	180,000
Professional fees	10,485
Licenses and permits	3,497
Other expenses	519
Total expenses	804,501
Income from operations	171,766
Other income:	
Interest income	24
Total other income	24
Net income	$171,790

SEE NOTES TO FINANCIAL STATEMENTS.

THE CAPITAL GROUP SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2014

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total
	Shares	Amount			
Balance at December 31, 2013	100	$50,000	$52,000	$ 69,566	$ 171,566
Net income				171,790	171,790
Distributions to stockholders				(170,000)	(170,000)
Balance at December 31, 2014	100	$50,000	$52,000	$ 71,356	$ 173,356

SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities:	
Net income	$ 171,790
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in:	
Commissions receivable	10,731
Deposits with clearing organization	(3,766)
Net cash provided by operating activities	178,755
Cash flows from financing activities:	
Distributions to stockholders	(170,000)
Net cash used for financing activities	(170,000)
Net increase in cash and cash equivalents	8,755
Cash and cash equivalents, beginning of year	12,099
Cash and cash equivalents, end of year	$ 20,854

Supplemental disclosures of cash flow information:

Cash paid during the year for:	
Interest expense	$ 0
Income taxes	$ 0

SEE NOTES TO FINANCIAL STATEMENTS.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company was organized in the State of Rhode Island on November 30, 1999. The Company operates primarily throughout Rhode Island as a securities broker-dealer, registered with the Securities and Exchange Commission under Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA).

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Revenue Recognition

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Trail fees from mutual funds and variable annuities are reported on the accrual basis.

Commissions Receivable

Commissions receivable consist primarily of revenues earned but not yet received from the sale of mutual funds and variable annuities. Based on management's evaluation, no allowance for doubtful accounts is deemed necessary. Commissions receivable are generally collected within 30 days of the trade settlement date. At December 31, 2014, the Company's commissions receivable balance was $132,036. None of the Company's receivables were outstanding more than ninety days.

Fair Value of Financial Instruments

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

(CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value of Financial Instruments (Continued)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

The carrying amounts of financial instruments reflected in the Statement of Financial Condition, including cash, cash equivalents, commissions receivable, and accounts payable approximate their fair values based on their short-term nature.

Income Taxes

The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code. Under those provisions, the Company generally will not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for income taxes on the Company's taxable income as it affects the stockholders' individual income tax returns.

In accordance with FASB ASC 740, *Income Taxes,* management is required to evaluate the likelihood that, upon examination by relevant taxing jurisdictions, the Company's income tax positions would be sustained, including the position that the Company continues to qualify as an S Corporation for both federal and state income tax purposes.

Based on that evaluation, if it were more than 50% probable that a material amount of income tax would be imposed at the entity level upon examination by the relevant taxing authorities, a liability would be recognized in the accompanying statement of financial condition along with any interest and penalties that would result from that assessment. Should any such penalties and interest be incurred, the Company's policy would be to recognize them as operating expenses. No interest or penalties have been accrued or charged to expense for the year ending December 31, 2014.

The Company's federal and state income tax returns are subject to examination by taxing authorities for a period of three years from the date they are filed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and highly liquid debt instruments with a maturity of three months or less, to be cash equivalents.

Subsequent Events

Management has evaluated potential subsequent events through February 25, 2015, the date the financial statements were available to be issued.

(CONTINUED)

2. TRANSACTIONS WITH RELATED PARTIES

Effective January 1, 2005 and amended November 18, 2013, the Company entered into an expense sharing agreement with The Capital Group Financial Advisors, Inc. whereby the Company pays the monthly sum of $15,000 in the form of a management fee in consideration of rent, utilities, administrative salaries, and other general and administrative expenses paid on behalf of the Company. The shareholders of The Capital Group Financial Advisors, Inc. own 100% of the outstanding stock of the Company. In addition, the Company agrees to pay the monthly sum of $20,000 in consideration of officers' salaries to The Capital Group Financial Advisors, Inc. The Company may pay, on a monthly, quarterly, or annual basis, a bonus for officers' salaries. For the year ended December 31, 2014, total compensation including bonuses totaled $610,000.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

The Company's net capital as computed under 15c3-1 was $40,745 at December 31, 2014 which was $35,745 in excess of the $5,000 required net capital amount. The ratio of aggregate indebtedness to net capital at December 31, 2014 was 0.20 to 1.

4. CONCENTRATIONS OF CREDIT AND ECONOMIC RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include various financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company maintains cash deposits at various financial institutions. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk with its cash deposits, which at times may exceed federally insured limits.

At December 31, 2014, the carrying amount of the Company's deposits was $20,854 and the bank balance was $205,854, of which the entire amount was covered by federal depository insurance.

5. COMMITMENTS

On January 13, 2012, the Company entered into an agreement with a clearing organization whereby the clearing organization offers certain clearing, execution, and related services for transactions in securities. The agreement stipulates that the Company will maintain a $25,000 escrow deposit.

6. MAJOR VENDORS

For the year ended December 31, 2014, the Company received 72% of its commission income from four different vendors.

(CONCLUDED)

THE CAPITAL GROUP SECURITIES, INC.
SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2014

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

Net capital:	
Common stock	$ 50,000
Additional paid-in-capital	52,000
Retained earnings	71,356
Total	173,356
Adjustments to net capital:	
Nonallowable asset	(132,036)
Haircuts	(575)
Net capital, as defined	$ 40,745
Aggregate indebtedness:	
Accounts payable	$ 8,300
Total aggregate indebtedness	$ 8,300
Capital requirements	$ 5,000
Net capital in excess of requirement	$ 35,745
Ratio of aggregate indebtedness to net capital	0.20 to 1

Reconciliation with the Company's computation of net capital (included in Part II of Form X-17A-5) as of December 31, 2014:

Net capital, as reported in the Company's Part IIA (Unaudited) FOCUS Report	$ 40,745
Net audit adjustments	0
Increase in non-allowables and haircuts	0
Net capital per above	$ 40,745

There were no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2014.

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

The Capital Group Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2014

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3) or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS
IN SEGREGATION FOR CUSTOMERS' REGULATED
COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2014

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SEE INDEPENDENT AUDITOR'S REPORT.

THE CAPITAL GROUP SECURITIES, INC.
SUPPLEMENTAL REVIEW OF EXEMPTION REPORT
DECEMBER 31, 2014

Cayer Caccia

Gerard R. Cayer
CPA, MST

Mark V. Caccia
CPA, MST

Donna T. Caccia
CPA, MST, CFP™

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
The Capital Group Securities, Inc.
Cranston, Rhode Island

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) The Capital Group Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which The Capital Group Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) The Capital Group Securities, Inc. stated that The Capital Group Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. The Capital Group Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Capital Group Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sincerely,

Cayer Caccia, LLP

CAYER CACCIA, LLP

February 25, 2015

Cayer Caccia, LLP | *Certified Public Accountants and Business Consultants*
931 Jefferson Boulevard, Suite 2007, Warwick, RI 02886 | Phone: (401) 732-8900 | Fax: (401) 732-8920 | www.cayercaccia.com

The Capital Group Securities, Inc.

Exemption Report

The Capital Group Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

> The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (ii)

The Capital Group Securities, Inc

I, Barry Misbin, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

President

02/24/2015

SEC Mail Processing Section
RECEIVED
FEB 27 2015
Washington, D.C.
194

THE CAPITAL GROUP SECURITIES, INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2014

Cayer Caccia

Gerard R. Cayer
CPA, MST

Mark V. Caccia
CPA, MST

Donna T. Caccia
CPA, MST, CFP™

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholders
The Capital Group Securities, Inc.
Cranston, Rhode Island

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by The Capital Group Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating The Capital Group Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. The Capital Group Securities, Inc.'s management is responsible for the The Capital Group Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (cancelled check) noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

Cayer Caccia, LLP | *Certified Public Accountants and Business Consultants*
931 Jefferson Boulevard, Suite 2007, Warwick, RI 02886 | Phone: (401) 732-8900 | Fax: (401) 732-8920 | www.cayercaccia.com

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 25, 2015

Cayer Caccia, LLP

THE CAPITAL GROUP SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
FOR THE YEAR ENDING DECEMBER 31, 2014

Total revenue	$976,290
Additions:	
Various	0
Total additions	0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security future products	976,290
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
Net gain from securities in investment accounts	0
100% commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Total deductions	976,290
SIPC NET OPERATING REVENUES	$ 0
GENERAL ASSESSMENT @ .0025	$ 0

THE CAPITAL GROUP SECURITIES, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDING DECEMBER 31, 2014

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment	$ 0
Less payments made	0
Less prior overpayment applied	(162)
Total overpayment carried forward	$ (162)